Exhibit 99.24

AMERICAN LITHIUM CORP.

Suite 1507, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: 604.428.6128

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of American Lithium Corp. (the “Company”) will be held on Thursday, September 9, 2021 at 2:00 p.m. (Vancouver time) at Suite 1507, 1030 West Georgia Street, Vancouver, British Columbia, and by teleconference, for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial years ended February 28, 2020 and 2021, together with the reports of the auditor thereon;
(b)	to re-appoint Manning Elliott LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;
(c)	to fix the number of the directors of the Company for the ensuing year at six (6);
(d)	to elect directors to hold office for the ensuing year; and
(e)	to re-approve the Company’s stock option plan (the “Option Plan”), as set out under the heading the “Stock Option Plan” in the attached information circular.

The accompanying information circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line: 1.855.453.6958

Conference ID: 1414272

A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 2:00 p.m. (Vancouver time) on Tuesday, September 7, 2021, as voting will not be available via telephone on the day of the Meeting.

2

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 2nd day of August, 2021.

By order of the Board of Directors.

AMERICAN LITHIUM CORP.
/s/ “Simon Clarke”

Simon Clarke,
Director and Chief Executive Officer